SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 2007                                                                                         Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                                                                          Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                                                                   No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 14, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2006 annual report. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

R E P O R T T O S H A R E H O L D E R S

REPORT TO SHAREHOLDERS

CAE reported financial results for the third quarter ended December 31, 2006. Net earnings were $29.7 million ($0.12 per share) this quarter, compared to $17.4 million ($0.07 per share) in the third quarter of last year. All financial information is in Canadian dollars.

     Net earnings from continuing operations, excluding non-recurring items, were $32.0 million ($0.13 per share) this quarter, compared to $23.5 million ($0.09 per share) in the same quarter of last year. Net earnings for the quarter were $29.7 million, a 71% increase year over year.

     Consolidated revenue was $331.2 million, $54.6 million higher than the third quarter of 2006. Third-quarter consolidated earnings before interest and taxes (EBIT) were $44.2 million, or 13.3% of revenue. This percentage is lower this quarter than in the second quarter due mainly to a higher than average operating margin for the Simulation Products/Civil segment in Q2 and because of higher restructuring costs this quarter. Not including the effect of non-recurring items, EBIT was $47.0 million, or 14.2% of revenue.

     “Our financial results for the third quarter continue to reflect our renewed competitive position and our improved profitability”, said Robert E. Brown, CAE’s President and Chief Executive Officer. “Healthy aerospace industry conditions are presenting us with a number of growth opportunities, and we are continuing to build on our strengths as a technology and training services leader in both the civil and military markets.” In civil training and services, CAE secured more than $95 million in new training contracts and announced an agreement with Embraer to form a global training joint venture for the Phenom 100 and 300 series aircraft. This marks our first training program for the very light jet and light jet markets. Since the end of the quarter we announced our plans to open CAE’s first Indian flight training centre in Bangalore.

     During the quarter CAE won orders for 10 civil full-flight simulators (FFSs). An additional two FFS orders have been announced since the end of the quarter, bringing our total announced orders to 29. While the fiscal year is nearly complete, we expect that FFS sales will reach 33 by March 31, 2007.

     We secured a number of new military contracts this quarter, including a range of programs for the German, US and British forces as well as engineering development services to support a range of new homeland security initiatives across Canada. These initiatives include developing simulation-based solutions for planning, experimentation, training and mission rehearsal.

BUSINESS SEGMENT HIGHLIGHTS

SIMULATION PRODUCTS/CIVIL (SP/C)

Revenue in the SP/C segment was $92.1 million this quarter, up by 46% over the same period last year. Revenue increased as a result of the high level of recent orders, and because we obtained a customer’s final acceptance of certain simulators that are recorded as sale-type capital lease transactions for which percentage of completion revenue recognition was not applicable.

     Segment operating income was $15.5 million, up by 50% over the same period last year. This increase is mainly due to higher revenue this quarter, increased synergies, and a contribution by Investissement Québec to Project Phoenix, our research and development program.

New orders totalled $106.7 million, and segment backlog was $340.0 million at the end of the quarter.

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TRAINING & SERVICES/CIVIL (TS/C)

Revenue in the TS/C segment increased 6% over last quarter and by 7% from the same period last year. The increase from last quarter was partially due to seasonality and the appreciation of the euro, British pound and the US dollar against the Canadian dollar. This was partly offset by some disruption associated with the restructuring and redeployment of FFSs during the quarter.

     Segment operating income was $13.5 million (16.2% of revenue), up by 21% from last quarter ($11.2 million or 14.3% of revenue) but down by 4% from the third quarter of last year ($14.1 million or 18.1% of revenue). While our civil training business showed increased operational strength, margins in the quarter were impacted by costs associated with the expansion, consolidation and construction of some of our training centres.

     Segment operating income for the first nine months of fiscal 2007 was $43.0 million, compared to $42.2 million for the same period last year.

New orders totalled $95.6 million, and segment backlog was $905.6 million at the end of the quarter.

SIMULATION PRODUCTS/MILITARY (SP/M)

Revenue in the SP/M segment was $105.2 million this quarter, up by 27% over the same period last year. Higher activity on some European programs, particularly the Eurofighter program, a high level of activity on some US programs and the depreciation of the Canadian dollar against the euro, British pound and the US dollar all contributed to this increase.

     Segment operating income this quarter was $11.2 million, up 81% year over year. The increase is due to higher revenues and an improvement in operating margins, which benefited from contributions by Investissement Québec to Project Phoenix.

     New orders totalled $59.7 million, and segment backlog was $609.0 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

TRAINING & SERVICES/MILITARY (TS/M)

Revenue in the TS/M segment was $50.8 million, down by 4% over the same period last year. The decrease is due to lower activity on some North American support services contracts, which was partly offset by the depreciation of the Canadian dollar against the euro, British pound and the US dollar.

     Segment operating income was $6.8 million, down by 19% over the same period last year. This decrease is mainly because of lower revenue as explained above and a cost recovery that benefited the third quarter last year, resulting from a rate negotiation with the Canadian government.

     New orders totalled $65.0 million this quarter, and segment backlog was $857.3 million at the end of the quarter.

     Combined revenue this quarter for the Military business as a whole was $156.0 million and combined operating income was $18.0 million, resulting in an operating margin of 11.5% .

CASH FLOW AND FINANCIAL POSITION

As of the end of the third quarter, we generated $78.7 million of net cash from continuing operations. We invested $42.7 million in capital expenditures, and received $8.5 million in non-recourse financing. As a result, we generated free cash flow of $35.6 million this quarter.

Net debt was $187.7 million for the quarter, down by 6% from last quarter.

CAE will pay a dividend of $0.01 per share on March 30, 2007 to shareholders of record on March 16, 2007.

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ADDITIONAL CONSOLIDATED FINANCIAL RESULTS

The consolidated backlog was $2.712 billion at the end of this quarter, compared to $2.584 billion at the end of last quarter. New orders of $327.0 million were added to backlog this quarter and favourable foreign exchange movements accounted mainly for another $132.1 million. This was partly offset by $331.2 million of revenues generated from backlog.

     Capital expenditures for the quarter were $42.7 million and we expect total capital expenditures in 2007 to be about $170 million. At this time we estimate capital expenditures of approximately the same order of magnitude next fiscal year. The growth of our network will be financed from free cash flow and non-recourse debt.

     Income taxes were $11.6 million this quarter, representing an effective tax rate of 28%. We expect the effective income tax rate for fiscal 2007 to be slightly below 30% (not including the effect of non-recurring items).

     Excluding non-recurring items, earnings per share from continuing operations were $0.13, compared to $0.12 last quarter and $0.09 in the third quarter of last year. Our third quarter results included a non-recurring charge of $2.3 million after tax, which represents the last of the restructuring and related costs under the plan announced in February 2005.

OTHER

All comparative prior periods have been retroactively restated for a recent change in accounting standards (EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date). This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

February 8, 2007 For the three and nine-month periods ended December 31, 2006

1 THIRD QUARTER HIGHLIGHTS

FINANCIAL

HIGHER THIRD QUARTER REVENUE OVER LAST QUARTER AND YEAR OVER YEAR

  Consolidated revenue was $331.2 million this quarter, $50.8 million higher than last quarter and $54.6 million higher than the same quarter last year.
  For the first nine months of fiscal 2007, consolidated revenue was $913.4 million, $90.5 million or 11% higher than the same period last year.

HIGHER YEAR OVER YEAR EARNINGS, NET EARNINGS AND EARNINGS PER SHARE

  Earnings from continuing operations were $29.7 million (or $0.12 per share) this quarter, compared to $31.3 million (or $0.12 per share) last quarter, and $17.3 million (or $0.07 per share) in the third quarter of last year.
  Excluding non-recurring items1, these numbers were $32.0 million (or $0.13 per share) this quarter, $31.2 million (or $0.12 per share) last quarter and $23.5 million (or $0.09 per share) in the third quarter of last year.

POSITIVE FREE CASH FLOW2 AT $35.6 MILLION THIS QUARTER

  Net cash from continuing operations was $78.7 million this quarter, compared to $43.6 million last quarter and $90.8 million in the third quarter of last year.
  Capital expenditures were $42.7 million this quarter, compared to $40.9 million last quarter and $45.6 million in the third quarter of last year.

CAPITAL EMPLOYED3 IS HIGHER

  Non-cash working capital decreased by $46.2 million this quarter, ending at negative $62.1 million.
  Capital employed increased by 6% this quarter, ending at $980.6 million.
  Net debt decreased by $12.0 million this quarter, ending at $187.7 million.

ORDERS

  Total order intake was $327.0 million, compared to $421.1 million last quarter and $265.6 million in the third quarter of last year.
  Total backlog as at December 31, 2006 was $2,712 million.

Civil segments

SIMULATION PRODUCTS/CIVIL WON ORDERS FOR 10 FULL-FLIGHT SIMULATORS (FFSs)

  One B777 FFS to Air Canada
  Two B777 FFSs to an undisclosed customer

NOTES
1 Non-GAAP measure (see Section 4).
2 Non-GAAP measure (see Section 6).
3 Non-GAAP measure (see Section 7).

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  Two A320 FFSs to Flight Simulation Company (FSC)
  Two B737 FFSs to Flight Simulation Company (FSC)
  One A330/340 FFS to Jet Airways
  One B777 FFS to Jet Airways
  One A320 FFS to Shanghai Eastern Flight Training

     Total order intake this quarter was 10 FFSs. FedEx cancelled its order for two A380 FFSs this quarter, following the cancellation of its order for A380 aircrafts. SP/C’s total order intake for the first nine months is 27. While the fiscal year is nearly complete, we expect that FFS sales will reach 33 by March 31, 2007.

TRAINING & SERVICES/CIVIL (TS/C) AWARDED OVER $95 MILLION IN CONTRACTS

  Nearly $70 million in new business opportunities were announced or initiated at the National Business Aviation Association (NBAA) convention.
  Since the end of the quarter, we announced our plans to open CAE’s first Indian flight training centre in Bangalore.

Military segments

SIMULATION PRODUCTS/MILITARY WON ORDERS FOR NEW TRAINING SYSTEMS AND UPGRADES

  One P-3C Operational Tactics Trainer (OTT) for the German Navy
  One UH-145 cockpit procedural trainer (CPT) for the United States Army
  Design and development of an upgrade for the British Army’s Warrior Operational Platform Vehicle (OPV)
  Design and development of various upgrades for the German Air Force’s Tornado simulators.

TRAINING & SERVICES/MILITARY AWARDED SIGNIFICANT CONTRACTS

  Training and maintenance support services for the United States Air Force C-130J, C-130E/H, and Predator Remote Operated Aircraft (ROA) programs
  Renewal of a yearly maintenance service contract for various German bases
  Engineering development services to support a range of new homeland security initiatives across Canada.

OPERATIONS

RESTRUCTURING ACTIVITIES

  Relocation of eight FFSs in Madrid, Dallas and Morristown, NJ, leaving two FFSs to be relocated to our new North East Training Centre in 2007. A total of 28 FFSs (nearly one-third of the installed base) will have been moved as part of the restructuring plan. We expect some disruption as relocated simulators ramp back up to capacity.
  On track with the consolidation of our operations and the expansion of our Madrid facility, which we expect to be completed by the end of fiscal 2007.

ACQUISITION AND JOINT VENTURE

  Acquired KESEM International Pty Ltd., an Australian simulation and modelling company, on December 22, 2006
  Formalized Emirates-CAE Flight Training Center (ECFT) into a joint venture company.

OTHER

  Stock-based compensation expense affected by a recent change in accounting standards (EIC-162) with retroactive restatement of comparative prior periods. This change was required for all companies under Canadian generally accepted accounting principles (GAAP) for interim financial statements ending on or after December 31, 2006.

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2 INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2007 mean the fiscal year ending March 31, 2007
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2006
  Dollar amounts are in Canadian dollars.
  This report was prepared as of February 8, 2007, and includes our management’s discussion and analysis (MD&A), financial statements and notes for the third quarter ended December 31, 2006. We have written it to help you understand our business, performance and financial condition in the third quarter of fiscal 2007. All financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

     For additional information, please refer to our financial statements for the quarter ended December 31, 2006, and our annual consolidated financial statements, which you will find in our annual report for the year ended March 31, 2006. The MD&A section of our 2006 annual report also contains more information about:

  Our strategy and key strengths
  Business risks and uncertainties
  Foreign exchange
  Non-GAAP and other financial measures
  Acquisitions, business combinations and divestitures
  Systems, procedures and controls
  The oversight role of the audit committee and board of directors.
  You will find our most recent annual report and annual information form (AIF) on our website at

www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

     We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in our 2006 annual report.

     We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

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3	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies, and integrated training services to the civil aviation industry and defence forces around the globe.

     We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

     Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

     Founded in 1947 and headquartered in Montreal, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. Approximately 5,000 employees work in manufacturing operations and training facilities in 19 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE.
  New York Stock Exchange, under the symbol CGT.
  CAE declares that all dividends paid in the calendar year 2006 to its shareholders were eligible dividends for the purpose of the Federal Income Tax Act and its provincial equivalents.

3.2 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning.
  The military market includes the defence forces worldwide.
  We manage our operations and report our results in four segments, one for products and one for services,

for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET
SIMULATION PRODUCTS/CIVIL (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers and business jet operators than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft. We also offer a full range of support services including sales of spare parts, simulator updates and relocations.

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TRAINING & SERVICES/CIVIL (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts and inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have 110 FFSs installed in 23 training centres around the world.

MARKET TRENDS AND OUTLOOK

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators
  Continued growth in revenue per passenger kilometre
  Strong aircraft orders and new platforms
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profits driving business aviation market

Business aviation is experiencing a strong and growing training market because fleets are active, projections for business jet deliveries are high and new operators are entering the market. We expect the development of the Very Light Jet (VLJ) and Light Jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate the modest, steady growth in passenger traffic that started in late calendar 2005 to continue over the next three years. We expect this to be slightly above the average annual growth from 1995 to 2005 of 5.2% . This is barring any major developments such as excessive fuel prices, regional political instability, acts of terrorism or other world events.

Continued growth of low-cost airlines

The continued growth of low-cost airlines is also a major factor driving activity in the civil aviation market, and the demand for simulator products. In 2005, the top 25 low-cost carriers grew 23% in revenue per passenger kilometre. In the last six months, CAE clients such as Air Asia, easyJet and Ryanair have announced plans to significantly expand their routes and fleets.

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Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets like North America and Europe. While capital spending may be limited, some airlines are expected to replace their fleets sooner with more fuel-efficient aircraft to manage operating costs and be more competitive.

Strong aircraft orders and new platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Embraer 190, Embraer Phenom and the Eclipse VLJ are some recent examples.

     New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities.

New aircraft orders

For calendar year 2006, Boeing received a total of 1,044 orders for new aircraft and Airbus received 824 orders. Their strong delivery forecast is expected to help generate opportunities for CAE’s full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which may impact CAE’s deliveries.

Growing demand for trained pilots

Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots worldwide, which is creating a shortage of qualified pilots. The shortage is even more pronounced because of aging demographics and fewer military pilots available for service. Emerging markets like India and China are experiencing this even more severely, because air traffic is growing more quickly there than in developed countries, and there is less infrastructure to meet the current and projected demand for pilots.

     This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. On July 19, 2006, we launched CAE Global Academy, a new training alliance designed to address the global shortage of pilots. To date we have signed agreements with three Flight Training Organizations (FTOs) and anticipate adding new FTO members to the CAE Global Academy in 2007.

New pilot certification process requires simulation-based training

The aviation industry is expected to adopt another certification process for training pilots in 2007. The International Civil Aviation Organization (ICAO) multi-crew pilot licence (MPL) requires more simulation-based training, which we expect to be positive for our business.

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MILITARY MARKET
SIMULATION PRODUCTS/MILITARY (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fighter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the US services. We have also developed more training systems for the C-130 Hercules than any other company.

TRAINING & SERVICES/MILITARY (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

MARKET TRENDS AND OUTLOOK

While we expect defence budgets around the world to continue to grow modestly by 2 to 3% a year, we believe that our share of that spending will increase for the following reasons:

  Demand for products and services is growing
  The nature of warfare is changing.

Demand for products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries launched the NH90 helicopter, AgustaWestland introduced the AW139 and EADS CASA introduced the C-295, all of which fuel the demand for new types of simulators.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively.

     For example, in the fourth quarter of fiscal 2006 we were awarded a contract from prime contractor EADS CASA and the Commonwealth of Australia to develop a turnkey training capability and five years of support services for the Royal Australian Air Force's (RAAF) new A330 Multi-Role Tanker Transport (MRTT) aircraft.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon systems platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

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Extension and upgrade of existing weapon systems platforms

Original equipment manufacturers are extending the life of existing weapon systems platforms by introducing upgrades or adding new features, which increases the demand to upgrade simulators to meet the new standards. A recent example is the contract we won from Boeing for the United States Air Force C-130 Avionics Modernization Program, which was awarded in the second quarter of fiscal 2007.

The nature of warfare is changing

Demand for networking

The nature of warfare is changing. Allies are co-operating and creating joint and coalition forces, which is driving a demand for joint and networked training and operations. For example, during fiscal 2007, we received a contract to upgrade USAF C-130J simulators to provide additional networking capabilities.

Growing acceptance of synthetic training

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, we are currently fulfilling a contract with the United States Army to deliver a Synthetic Environment Core (SE-Core) Database Virtual Environment Development (DVED).

3.3 OUR VISION

Our vision is to be the world leader in simulation and modelling technologies and integrated training services for the civil aviation industry and defence forces around the world.

     We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness are key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision. To do this, we have set six objectives for 2007:

  Complete the remaining elements of our restructuring plan
  Continue to strengthen relationships with customers and original equipment manufacturers
  Continue to improve our financial performance
  Continue to re-engage our employees around the world
  Maintain our technological leadership
  Target growth in our core markets.

Innovation for the future

Innovation has been at the heart of our business and our success over many years, and is key to helping chart our future.

     A core group of people are exploring different opportunities to build on our key strengths and tap new, emerging and adjacent markets to invest in this year.

     Opportunities that build on our technology, leverage customer intimacy and capitalize on our knowledge of training and the development of course curriculum are the main focus.

     We are also exploring other areas such as medical simulation, transportation and others, where our existing capabilities can help other markets mitigate risks, guide decision-making and create operational efficiencies.

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4 CONSOLIDATED RESULTS

Note that all comparative prior periods have been retroactively restated for a recent change in accounting standards (EIC-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date). This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

You will find more details in Change in accounting standards.

4.1 RESULTS OF OUR OPERATIONS
SUMMARY OF CONSOLIDATED RESULTS

(amounts in millions, except per share amounts)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Revenue		$331.2	280.4	301.8	284.3	276.6
Earnings before interest and income taxes (EBIT)		$44.2	44.8	47.1	9.1	32.3
As a % of revenue	%	13.3	16.0	15.6	3.2	11.7
Interest expense, net		$2.9	1.2	3.0	0.9	6.1

Earnings from continuing operations (before taxes)		$41.3	43.6	44.1	8.2	26.2
Income tax expense (recovery)		$11.6	12.3	11.1	(6.4)	8.9

Earnings from continuing operations		$29.7	31.3	33.0	14.6	17.3
Results from discontinued operations		$–	(0.3)	(0.6)	(5.4)	0.1

Net earnings		$29.7	31.0	32.4	9.2	17.4
Basic and diluted EPS from continuing operations		$0.12	0.12	0.13	0.06	0.07
Basic and diluted EPS		$0.12	0.12	0.13	0.04	0.07

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).
SUMMARY OF RESULTS EXCLUDING NON-RECURRING ITEMS

(amounts in millions, except per share amounts)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Earnings from continuing operations (before taxes)		$44.1	43.9	44.4	31.7	33.9
Net earnings from continuing operations		$32.0	31.2	31.0	23.0	23.5
Basic and diluted EPS from continuing operations		$0.13	0.12	0.12	0.09	0.09

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

REVENUE WAS 18% HIGHER THAN LAST QUARTER AND 20% HIGHER YEAR OVER YEAR

Revenue was higher than last quarter mainly because of the SP/M segment, where revenue increased by $40.9 million because of variability in revenue recognition on certain European programs and a different mix in some US programs.

Revenue was also higher year over year:

  SP/C revenue was 46% or $29.1 million higher because of the high number of new orders
  SP/M revenue was 27% or $22.4 million higher because of a different mix of contracts and, in particular, the higher activity on some European programs.
  Revenue year to date of $913.4 million was $90.5 million, or 11% higher than the first nine months of fiscal 2006.

You will find more details in Results by segment.

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EBIT4 WAS $0.6 MILLION LOWER THAN LAST QUARTER AND $11.9 MILLION HIGHER YEAR OVER YEAR EBIT for this quarter was $44.2 million, or 13.3% of revenue. Not including the effect of non-recurring items, EBIT was $47.0 million, or 14.2% of revenue.

     Compared to last quarter, EBIT was down by $0.6 million. Increased segment operating income from the SP/M and TS/C segments were partly offset by a decrease in the two other segments. This is mainly related to revenue mix between segments, higher than average operating income for SP/C last quarter and higher restructuring costs this quarter.

     Year over year, EBIT was up by 37% or $11.9 million, mainly because of higher segment operating income in both the SP/C and SP/M segments which increased their segment operating income by $5.2 million and $5.0 million respectively.

     For the first nine months of the year, EBIT was $136.1 million, which is 43% or $41.2 million higher than the same period last year.

You will find more detail in Reconciliation of non-recurring items and Results by segment.

NET INTEREST EXPENSE WAS $1.7 MILLION HIGHER THAN LAST QUARTER AND $3.2 MILLION LOWER YEAR OVER YEAR

Net interest expense was higher than last quarter because its interest income component was lower. Interest income earned in the second quarter was higher because of the accretion of discounts on long-term notes receivable, which were settled in full.

     For the first nine months of the year, net interest expense was $7.1 million, which is 54% or $8.2 million lower than the same period last year. This is mainly because of:

Lower overall debt:

We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006.

We repaid the $20 million senior note tranche in June 2005.

We reduced our use of the revolving credit facility by approximately half.

An increase in the average cash balance

Higher interest revenue because of the accretion of discounts on long-term notes receivable as mentioned above

An increase in capitalized interest resulting from higher assets under construction.

EFFECTIVE INCOME TAX RATE IS LOWER

Income taxes this quarter were $11.6 million, representing an effective tax rate of 28%, compared to 28% for last quarter and 34% for the third quarter of fiscal 2006. Income taxes for the first nine months were $35.0 million, representing an effective tax rate of 27%, compared to 31% for the same period last year.

The tax rate was lower for the first nine months for three reasons:

  We reduced the valuation allowance in the first quarter on net operating losses in the UK, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal during the second quarter).
  The statutory Canadian tax rate was lowered in the first quarter.
  The statutory Netherlands tax rate was lowered in the third quarter.

NOTES

4 Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

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     The tax rate for the third quarter of fiscal 2006 was higher than this quarter because of changes in the mix of income from various jurisdictions for tax purposes and the higher Netherlands tax rate.

Before non-recurring items, income tax expense would have been:

  $12.1 million for this quarter, representing an effective tax rate of 27%
  $12.7 million for the second quarter, representing an effective tax rate of 29%
  $10.4 million for the third quarter last year, representing an effective tax rate of 31%
  $38.2 million for the first nine months this year, representing an effective tax rate of 29%
  $28.7 million for the first nine months last year, representing an effective tax rate of 31%.
  The tax rates for fiscal 2007, excluding non-recurring items, were lower than fiscal 2006 because of changes in the mix of income from various jurisdictions for tax purposes and lower tax rates in Canada and the Netherlands.

     We expect the effective income tax rate for fiscal 2007 to be slightly below 30% (not including the effect of non-recurring items).

You will find more detail in Reconciliation of non-recurring items.

RESULTS FROM DISCONTINUED OPERATIONS

The adjustments to current earnings from gains and/or losses related to discontinued operations were nominal this quarter.

4.2 EARNINGS BEFORE NON-RECURRING ITEMS

The table below shows how certain non-recurring items have affected our results in each of the reporting periods. We consider an item to be non-recurring when it is outside the normal course of business, either because it appears infrequently, is unusual or does not represent a normal business trend.

     We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP as an indicator of performance.

RECONCILIATION OF NON-RECURRING ITEMS

		Q3-2007			Q2-2007			Q3-2006

(amounts in millions,	before	after	per	before	after	per	before	after	per
except per share amounts)	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from
continuing operations	$41.3	$29.7	$0.12	$43.6	$31.3	$0.12	$26.2	$17.3	$0.07
Restructuring plan
– Restructuring charge	2.3	2.0	0.01	0.2	0.1	–	2.6	1.9	0.01
– Other costs associated with
the restructuring plan	0.5	0.3	–	1.5	1.0	0.01	3.4	2.3	0.01
Early repayment on notes receivable	–	–	–	(1.4)	(1.4)	(0.01)	–	–	–
Early settlement of high-cost
long-term debt	–	–	–	–	–	–	2.8	2.0	0.01
Foreign exchange loss	–	–	–	–	–	–	0.7	1.0	–
Exit from the Dornier 328J platform	–	–	–	–	–	–	(1.8)	(1.0)	(0.01)
Tax recoveries	–	–	–	–	0.2	–	–	–	–

Earnings from continuing operations
before non-recurring items
(non-GAAP measure)	$44.1	$32.0	$0.13	$43.9	$31.2	$0.12	$33.9	$23.5	$0.09

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

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RESTRUCTURING PLAN

We incurred $2.8 million in costs this quarter that were mostly related to:

  Continuing the redeployment of assets in the TS/C segment
  Implementation of our ERP system.
  We completed the relocation of eight FFSs in Madrid, Dallas and Morristown, NJ this quarter, leaving two

FFSs to be relocated to our new North East Training Centre in 2007. A total of 28 FFSs (nearly one-third of the installed base) will have been moved as part of the restructuring plan. Some disruption is normally expected as relocated simulators ramp back up to capacity. We are on track with the consolidation of our operations and the expansion of our Madrid facility, and we expect them to be completed by the end of fiscal 2007.

EARLY REPAYMENT OF NOTES RECEIVABLE

During the second quarter of fiscal 2007, we received an early payment, in full, of secured, subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue last quarter as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

EARLY SETTLEMENT OF HIGH-COST LONG-TERM DEBTS

During the third quarter of fiscal 2006, we took advantage of available liquidity and the strong Canadian dollar to prepay a higher cost, asset-backed financing arrangement which was in place when we acquired Schreiner Aviation Training. The Amsterdam asset-backed financing was €2.7 million, and the prepayment resulted in a one-time pre-tax charge totalling $2.8 million.

FOREIGN EXCHANGE LOSS

During the third quarter of fiscal 2006, we reduced our net investment in certain self-sustaining subsidiaries and transferred corresponding amounts of foreign exchange losses accumulated in the currency translation adjustment (CTA) account to the Statement of Earnings. The result was a non-recurring pre-tax loss of $0.7 million. The reduction of capitalization in self-sustaining subsidiaries is not part of our day-to-day operations and we do not consider any impact on the results to be recurring.

EXIT FROM THE DORNIER 328J PLATFORM

During the third quarter of fiscal 2006, we reached a decision to no longer provide training services for the Dornier 328 Jet (Do328J) aircraft. As a result, we sold two Do328J FFSs that resulted in a net gain of $1.8 million.

TAX RECOVERIES

We consider the following tax recoveries to be non-recurring because they were not part of our day-to-day operations:

  We reduced the valuation allowance on net operating losses in the UK, which allowed us to recognize a cumulative $1.8 million in tax assets (net of a $0.2 million reversal during the second quarter).
  We reduced the valuation allowance on our net operating losses in the US, along with other recoveries, which allowed us to recognize $9.0 million in tax assets during the fourth quarter of last year.

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4.3 CONSOLIDATED ORDERS AND BACKLOG

Backlog is a non-GAAP measure that tells us the full value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order.
  Military contracts are usually long-term but must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received financing for it.
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.
CHANGE IN BACKLOG

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2006	December 31, 2006

Backlog, beginning of period	$2,584.0	$2,460.0
+ orders this quarter	327.0	1,044.8
- revenue this quarter	(331.2)	(913.4)
+/- adjustments (mainly FX)	132.1	120.5

Backlog, end of period	$2,711.9	$2,711.9

The book-to-sales ratio for the quarter was 1.0x. The ratio for the last 12 months was 1.2x. You will find more detail in Results by segment, below.

5 RESULTS BY SEGMENT

We manage our business and report our results in four segments: Civil segments:

  Simulation Products/Civil (SP/C)
  Training & Services/Civil (TS/C) Military segments:
  Simulation Products/Military (SP/M)
  Training & Services/Military (TS/M)
  The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering,

development, global procurement, program management and manufacturing functions.

     Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

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KEY PERFORMANCE INDICATORS
SEGMENT OPERATING INCOME

(amounts in millions, except operating margins)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Civil segments
Simulation Products/Civil		$15.5	18.7	10.9	9.3	10.3
	%	16.8	22.2	14.7	11.9	16.3
Training & Services/Civil		$13.5	11.2	18.3	14.9	14.1
	%	16.2	14.3	21.9	18.4	18.1

Military segments
Simulation Products/Military		$11.2	7.3	11.1	6.8	6.2
	%	10.6	11.4	11.6	8.8	7.5
Training & Services/Military		$6.8	9.3	11.5	3.2	8.4
	%	13.4	17.4	23.9	6.7	15.9

Total segment operating income		$47.0	46.5	51.8	34.2	39.0
Other income (expenses)		$(2.8)	(1.7)	(4.7)	(25.1)	(6.7)
EBIT		$44.2	44.8	47.1	9.1	32.3

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

     We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of things not specifically related to its performance.

CAPITAL EMPLOYED

(amounts in millions)	Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Civil segments
Simulation Products/Civil	$(3.0)	(13.6)	(19.0)	(37.7)	(16.8)
Training & Services/Civil	$714.8	639.6	618.7	614.9	610.3

Military segments
Simulation Products/Military	$34.7	57.7	48.0	49.3	61.7
Training & Services/Military	$136.6	129.2	119.2	111.5	93.0

	$883.1	812.9	766.9	738.0	748.2

     We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

5.1 CIVIL SEGMENTS

SIMULATION PRODUCTS/CIVIL

SP/C was awarded the following contracts this quarter:

  One B777 FFS to Air Canada
  Two B777 FFSs to an undisclosed customer
  Two A320 FFSs to Flight Simulation Company (FSC)
  Two B737 FFSs to Flight Simulation Company (FSC)
  One A330/340 FFS to Jet Airways
  One B777 FFS to Jet Airways
  One A320 FFS to Shanghai Eastern Flight Training

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     Total order intake this quarter was 10 FFSs. FedEx cancelled its order for two A380 FFSs this quarter, following the cancellation of its order for A380 aircrafts. SP/C’s total order intake for the first nine months is 27. While the fiscal year is nearly complete, we expect that FFS sales will reach 33 by March 31, 2007.

FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Revenue		$92.1	84.2	74.2	78.0	63.0
Segment operating income		$15.5	18.7	10.9	9.3	10.3
Operating margins	%	16.8	22.2	14.7	11.9	16.3
Amortization & depreciation		$2.3	2.1	2.1	2.2	1.7
Capital expenditures		$0.9	3.5	8.2	2.5	2.0
Capital employed		$(3.0)	(13.6)	(19.0)	(37.7)	(16.8)
Backlog		$340.0	313.2	297.5	284.4	312.3

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

REVENUE UP BY 9% FROM LAST QUARTER AND BY 46% YEAR OVER YEAR

Revenue is higher over last quarter and year over year because of the high level of recent orders, and because we obtained customer’s final acceptance of certain simulators that are recorded as sale-type capital lease transactions for which the percentage of completion revenue recognition method is not applicable. The margin associated with these simulators was also recognized during the quarter.

Revenue year to date is $250.5 million, 40% or $71.5 million higher than the same period last year.

SEGMENT OPERATING INCOME DOWN BY 17% FROM LAST QUARTER AND UP BY 50% YEAR OVER YEAR Segment operating income was lower than last quarter because operating margins in the second quarter had been higher than average.

     SP/C’s segment operating income was higher year over year because revenue was higher, and Technology Partnerships Canada and Investissement Québec made higher contributions to Project Phoenix.

     Segment operating income for the first nine months of the year was $45.1 million, 119% or $24.5 million higher that the same period last year.

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER
Capital employed was higher mainly because of higher working capital.
BACKLOG UP BY 9% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2006	December 31, 2006

Backlog, beginning of period	$313.2	$284.4
+ orders for the period	106.7	293.3
- revenue for the period	(92.1)	(250.5)
+/- adjustments	12.2	12.8

Backlog, end of period	$340.0	$340.0

This quarter’s book-to-sales ratio was 1.2x. The ratio for the last 12 months was 1.1x.

TRAINING & SERVICES/CIVIL

TS/C was awarded over $95 million in contracts this quarter.

  Nearly $70 million in new business opportunities were announced or initiated at the NBAA convention.
  Since the end of the quarter, we announced our plans to open CAE’s first Indian flight training centre in Bangalore.

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EXPANSION AND NEW INITIATIVES

  This quarter we completed the expansion of our UK Training Centre, bringing the total number of simulator bays to eight.
  We also received our certificate of occupancy for our new North East Training Centre for our business aviation operation in Morristown, NJ. The centre will start operating in the fourth quarter.
  These two locations will offer factory-authorized training for the new Dassault 7X aircraft program, as well as the Dassault 900 and 2000 EASy aircraft platforms. We installed four new simulators in the training centres, and expect to start training on the EASy platforms by the end of fiscal 2007.
  We signed an agreement with Embraer to form a global training joint venture, which will provide comprehensive pilot and ground crew training to Embraer customers of the Phenom 100 VLJ and Phenom 300 LJ aircraft. Under the terms of agreement, the joint venture will provide entitlement training and post-entitlement training for pilots, maintenance technicians and dispatcher personnel.
  This is our first training program for the VLJ and LJ markets.
  In 2001, we entered into a revenue sharing arrangement with Emirates Airline. On October 4, 2006, we and Emirates Airline decided to strengthen the partnership by transforming the teaming agreement into a 50/50 joint venture company. The two parties have agreed to transfer their existing Dubai flight training assets to the company, be entitled to equal profits, losses and dividends of the business, and will share equally in managing the operating, financing and investing activities of Emirates-CAE Flight Training Center (ECFT).
  We are starting to see the benefits of our wet services (full services training) and pilot supply initiatives as they translate into a progressive shift in our revenue mix. The strategy also allows us to expand our product offering and enhance our value proposition to our customers.
FINANCIAL RESULTS

(amounts in millions, except operating margins,
RSEU and FFSs deployed)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Revenue		$83.1	78.4	83.7	81.1	78.0
Segment operating income		$13.5	11.2	18.3	14.9	14.1
Operating margins	%	16.2	14.3	21.9	18.4	18.1
Amortization & depreciation		$11.8	10.7	10.6	10.7	11.8
Capital expenditures		$32.5	30.1	17.8	21.3	41.0
Capital employed		$714.8	639.6	618.7	614.9	610.3
Backlog		$905.6	842.9	817.6	809.0	805.2
RSEU[5]		97	99	98	95	100
FFSs deployed		110	110	110	109	108

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

REVENUE FOR THE QUARTER TOTALLED $83.1 MILLION, AN INCREASE OF 6% OVER LAST QUARTER Revenue in the TS/C segment was $83.1 million, compared to $78.4 million last quarter and $78.0 million for the same period last year. The 6% increase from last quarter was mainly because of seasonality and the appreciation of the euro, British pound and the US dollar against the Canadian dollar. This was partly offset by some disruption associated with the restructuring and redeployment of FFSs during the quarter.

NOTES

5 Revenue simulator equivalent unit (RSEU) is a non-GAAP measure that shows us the sum of the FFSs that were available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only a 50% of the FFSs deployed under this joint venture as RSEUs. If an FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

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     There continued to be strong demand in our training centres, reflecting the healthy state of the aerospace industry. Revenue year to date is $245.2 million, or 2% higher than the same period last year, despite a concurrent increase of over 6% in the value of the Canadian dollar against the US dollar, and of over 2% increase against the euro and the British pound, which reduced revenue by approximately $11 million.

SEGMENT OPERATING INCOME UP 21% OVER LAST QUARTER

Segment operating income increased 21% this quarter to $13.5 million (16.2% of revenue), compared to $11.2 million (14.3% of revenue) in the second quarter and $14.1 million (18.1% of revenue) in the same period last year.

     While our civil training business showed increased operational strength, margins in the quarter were impacted by additional costs associated with the expansion, consolidation and construction of our training centres. Additional expenses arose from our need to buy simulation time from third parties to address robust training demand with minimal inconvenience to our customers. Also for the same period last year, we benefited from a non-recurring gain of $1.8 million following the disposal of FFSs.

     Segment operating income for the first nine months of fiscal 2007 was $43.0 million, compared to $42.2 million for the same period last year.

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER

Capital employed was higher mainly because of the formalization of the ECFT joint venture, increase in our capital spending on various investments that exceeded our amortization and depreciation expenses for the quarter, an increase in our working capital and foreign exchange impact.

CAPITAL EXPENDITURES AT $32.5 MILLION THIS QUARTER

Capital expenditures were higher this quarter mostly because of the ongoing investment in the Dassault Falcon 7X training program, our expansion and conversion of the Burgess Hill (UK) and Madrid training centres, and new simulators that will be added to our network in fiscal 2007 and 2008.

BACKLOG UP BY 7% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2006	December 31, 2006

Backlog, beginning of period	$842.9	$809.0
+ orders for the period	95.6	309.6
- revenue for the period	(83.1)	(245.2)
+/- adjustments (mainly FX)	50.2	32.2

Backlog, end of period	$905.6	$905.6

This quarter’s book-to-sales ratio was 1.2x. The ratio for the last 12 months was 1.2x.

     Our plan is to increase the number of RSEU in our network by an average of about 10% per year in order to maintain our position and address new market opportunities. We are developing our training network to address primarily the long term, steady stream of recurrent training. By building our business that way, we will be less dependent on new aircraft deliveries to drive revenues. We expect these new simulators to begin impacting training revenues in fiscal year 2009.

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5.2 MILITARY SEGMENTS

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $59.7 million of orders this quarter:

  One P-3C Operational Tactics Trainer (OTT) for the German Navy
  One UH-145 cockpit procedural trainer (CPT) for the US Army
  The design and development of an upgrade for the British Army’s Warrior Operational Platform Vehicle (OPV)
  The design and development of various upgrades for the German Air Force’s Tornado simulators.
FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Revenue		$105.2	64.3	95.8	77.5	82.8
Segment operating income		$11.2	7.3	11.1	6.8	6.2
Operating margins	%	10.6	11.4	11.6	8.8	7.5
Amortization & depreciation		$1.9	2.3	2.2	5.9	3.1
Capital expenditures		$1.5	0.9	1.3	3.0	1.1
Capital employed		$34.7	57.7	48.0	49.3	61.7
Backlog		$609.0	626.3	475.2	540.5	453.0

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

REVENUE UP BY 64% OVER LAST QUARTER AND BY 27% YEAR OVER YEAR The increase over last quarter and year over year was mainly because of:

  Higher activity on some European programs, particularly the Eurofighter program for which we are delivering visual systems on training devices for the United Kingdom, Germany, Italy and Spain, the four original Eurofighter partner nations
  High level of orders in the second quarter, which generated a high level of activity, particularly in the United States
  The depreciation of the Canadian dollar against the euro, the British pound and the US dollar. Revenue year to date is $265.3 million, 6% or $15.4 million higher than the same period last year.

SEGMENT OPERATING INCOME UP BY 53% OVER LAST QUARTER AND BY 81% YEAR OVER YEAR

The increase over last quarter and year over year was mainly because of higher revenue as explained above. The operating margins have improved year over year mainly because of contributions by Investissement Québec to Project Phoenix, and lower amortization and depreciation expenses.

     Segment operating income for the first nine months of the year was $29.6 million, 47% or $9.4 million higher than the same period last year.

CAPITAL EMPLOYED DECREASED OVER LAST QUARTER
The decrease this quarter was mainly because of lower working capital.
BACKLOG DOWN BY 3% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2006	December 31, 2006

Backlog, beginning of period	$626.3	$540.5
+ orders for the period	59.7	302.8
- revenue for the period	(105.2)	(265.3)
+/- adjustments (mainly FX)	28.2	31.0

Backlog, end of period	$609.0	$609.0

C A E 2 0 0 7 Q 3 R E P O R T __ 2 1

M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

     This quarter’s book-to-sales ratio was 0.6x, reflecting variability of order inflow in this segment. The ratio for the last 12 months was 1.3x.

TRAINING & SERVICES/MILITARY

TS/M was awarded the following contracts this quarter:

  Training and maintenance support services for the US Air Force C-130J, C-130E/H and Predator Remote Operated Aircraft (ROA) programs
  Renewal of a yearly maintenance service contract for various German bases
  Engineering development services to support a range of new homeland security initiatives across Canada.
FINANCIAL RESULTS

(amounts in millions, except operating margins)		Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006

Revenue		$50.8	53.5	48.1	47.7	52.8
Segment operating income		$6.8	9.3	11.5	3.2	8.4
Operating margins	%	13.4	17.4	23.9	6.7	15.9
Amortization & depreciation		$1.7	1.8	1.5	1.6	1.6
Capital expenditures		$7.8	6.4	13.4	15.5	1.5
Capital employed		$136.6	129.2	119.2	111.5	93.0
Backlog		$857.3	801.6	842.9	826.1	797.8

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

REVENUE DOWN BY 5% OVER LAST QUARTER AND BY 4% YEAR OVER YEAR

TS/M’s activity level remains stable at around $50 million this quarter. Revenue was lower quarter over quarter and year over year mainly because of lower activity on some North American support services contracts, which was partly offset by the depreciation of the Canadian dollar against the euro, the British pound and the US dollar.

Revenue year to date is $152.4 million, $0.4 million lower than the same period last year.

SEGMENT OPERATING INCOME DOWN BY 27% OVER LAST QUARTER AND BY 19% YEAR OVER YEAR The decrease from last quarter is mainly because of:

  Lower revenue as explained above
  Annual labour rate adjustments last quarter that related to US military contracts The decrease year over year is mainly because of:
  Lower revenue as explained above
  A cost recovery in the third quarter of fiscal 2006 resulting from a rate negotiation with the Canadian government. Segment operating income for the first nine months of the year was $27.6 million, which is 78% or

$12.1 million higher than the same period last year. This is mainly because of the write-down of bid costs in the first quarter of last year, and a non-recurring payment and the licence of intellectual property related to the Armoured Vehicle Training Service (AVTS) program in this year’s first quarter.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

CAPITAL EMPLOYED INCREASED OVER LAST QUARTER

The increase this quarter was mainly because we invested capital to build training centres for the NH90 training program in Germany and the Rotorsim training centre in Italy, and we purchased a modelling and simulation company in Australia (see Note 2 to the third quarter 2007 financial statements). These investments were partly offset by lower working capital.

BACKLOG UP BY 7% OVER LAST QUARTER
BACKLOG CONTINUITY SCHEDULE

	Three months ended	Nine months ended
(amounts in millions)	December 31, 2006	December 31, 2006

Backlog, beginning of period	$801.6	$826.1
+ orders for the period	65.0	139.1
- revenue for the period	(50.8)	(152.4)
+/- adjustments (mainly FX)	41.5	44.5

Backlog, end of period	$857.3	$857.3

This quarter’s book-to-sales ratio was 1.3x. The ratio for the last 12 months was 1.0x.

Combined military book-to-sales ratio for the quarter was 0.8x, and 1.2x on a trailing 12-month basis.

6 CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
CONSOLIDATED CASH MOVEMENTS

	Three months ended		Nine months ended
		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Cash provided by continuing operating activities*	$59.8	$34.9	$178.5	$111.3
Changes in non-cash working capital	18.9	55.9	(24.2)	55.1

Net cash provided by continuing operations	$78.7	$90.8	$154.3	$166.4
Capital expenditures	(42.7)	(45.6)	(124.3)	(87.8)
Other capitalized costs	(6.5)	(5.6)	(7.6)	(18.0)
Cash dividends	(2.4)	(2.4)	(7.3)	(7.2)
Non-recourse financing	8.5	5.1	25.7	20.0

Free cash flow	$35.6	$42.3	$40.8	$73.4
Other cash movements, net	(0.7)	4.0	(4.0)	8.0
Business acquisition	(4.9)	–	(4.9)	2.6
Non-recourse financing	(8.5)	(5.1)	(25.7)	(20.0)
Effect of foreign exchange rate changes on cash and cash equivalents	6.8	(2.1)	4.9	(8.6)

Net increase in cash before proceeds and
repayment of long-term debt	$28.3	$39.1	$11.1	$55.4

* before changes in non-cash working capital

C A E 2 0 0 7 Q 3 R E P O R T __ 2 3

M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

FREE CASH FLOW6 UP $24.9 MILLION FROM LAST QUARTER AND DOWN $6.7 MILLION YEAR OVER YEAR

The increase over last quarter was mainly attributable to net cash from continuing operations increasing by $35.1 million from last quarter, caused by reduced investment in non-cash working capital.

The decrease over last year was mainly because:

  A decrease of $12.1 million in net cash from continuing operations caused by higher investment in non-cash working capital of $37.0 million. This was partly offset by an increase of $24.9 million in cash from continuing operations.
  Fewer capital expenditures and more non-recourse financing on property, plant and equipment increased free cash flow by $6.3 million.
  Net cash from continuing operations year to date is $154.3 million, lower than the same period last year for the reasons explained above. Free cash flow is $32.6 million lower mainly because of an increase in capital expenditures, partly offset by an increase in non-recourse financing on property, plant and equipment.

CAPITAL EXPENDITURES AND OTHER CAPITALIZED COSTS DECREASED BY $2.0 MILLION YEAR OVER YEAR

Growth capital expenditures this quarter were $33.3 million for:

  The ongoing investment in the Dassault Falcon 7X program
  An increase in capital spending related to the German NH90 helicopter program
  Other capital expenditures related to growth.
  Maintenance capital expenditures were $9.4 million this quarter.
  We received $8.5 million in non-recourse financing this quarter related to the NH90 program and a TS/C joint venture. The $5.1 million received last year related only to the TS/C joint venture.

Year to date, capital expenditures are $98.1 million for growth and $26.2 million for maintenance.

NOTES

6 Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sales and leaseback and other asset-specific financing. Dividends are deducted in the calculation of the free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

7 CONSOLIDATED FINANCIAL POSITION

	As at December 31	As at September 30	As at March 31
(amounts in millions)	2006	2006	2006

Use of capital
Non-cash working capital	$(62.1)	$(15.9)	$(74.5)
Property, plant and equipment, net	980.8	880.5	839.3
Other long-term assets	310.5	306.5	329.7
Long-term assets held for sale	2.0	1.9	5.9
Other long-term liabilities	(250.6)	(249.1)	(238.0)

Total capital employed	$980.6	$923.9	$862.4

Source of capital
Net debt	$187.7	$199.7	$190.2
Shareholders’ equity	792.9	724.2	672.2

Source of capital	$980.6	$923.9	$862.4

Comparable periods have been restated to reflect a change in the stock-based compensation expense (EIC-162).

CAPITAL EMPLOYED7 INCREASED 6% THIS QUARTER

The increase was mainly the result of higher property, plant and equipment of $100.3 million, which was partly offset by lower non-cash working capital.

NON-CASH WORKING CAPITAL8 DECREASED BY $46.2 MILLION THIS QUARTER

The decrease was mainly the result of effective cash management and an increase in operations, combined with the use of an R&D tax credit through income tax expense in Canada and a $5.9 million reimbursement from Revenue Québec.

NET PROPERTY, PLANT AND EQUIPMENT UP $100.3 MILLION SINCE LAST QUARTER

The increase was for $42.7 million in new capital expenditures and by the effects of foreign exchange partly offset by the normal depreciation.

NOTES

7 Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion).
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion, or other non-operating liabilities).

Sources of capital

We add net debt to total shareholders’ equity to understand where our capital is coming from.

8 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have tied up in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

C A E 2 0 0 7 Q 3 R E P O R T __ 2 5

M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

NET DEBT9 SLIGHTLY BELOW BEGINNING OF THE FISCAL YEAR’S LEVEL

This was mainly the result of a $11.1 million net increase in cash, before proceeds and repayment of long-term debt. The amount was reduced by the stronger Canadian dollar relative to our foreign denominated debt.

CHANGE IN NET DEBT

	Three months ended		Nine months ended
(amounts in millions)	December 31,	2006	December 31, 2006

Net debt, beginning of period		$199.7	$190.2
- impact of cash movements on net debt
(see table in the cash movements section)		(28.3)	(11.1)
+ effect of foreign exchange rate changes
on long-term debt		16.3	8.6

- decrease in net debt during the period		(12.0)	(2.5)

Net debt, end of period		$187.7	$187.7

8 ACQUISITION AND JOINT VENTURE

KESEM International Pty Ltd.

On December 22, 2006, we acquired all the issued and outstanding shares of KESEM International Pty Ltd. (KESEM), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, amounted to AUD$5.0 million ($4.6 million) payable in cash in four instalments as follows:

  AUD$3.5 million ($3.1 million) on the closing date
  AUD$0.5 million ($0.5 million) in the fourth quarter of fiscal 2007 (no later than 90 days after the closing date)
  AUD$0.5 million ($0.5 million) in the fourth quarter of fiscal 2008
  AUD$0.5 million ($0.5 million) in the second quarter of fiscal 2009.
  As per the purchase agreement, the parties agreed that $1.5 million of the purchase price, paid by CAE on the acquisition date along with the first instalment, shall be held in a trust account until the respective instalment date. Other than the first instalment, these instalments are subject to adjustments based on distributable working capital, on the level of revenue for the period ending June 2007, and the value of awarded contracts ending December 2007. Any changes in the total consideration will be accounted for as a change in goodwill.

The net assets of KESEM, excluding income taxes, are included in the TS/M segment.

EMIRATES-CAE FLIGHT TRAINING CENTER (ECFT) JOINT VENTURE COMPANY

On October 4, 2006, we and Emirates Airline decided to strengthen the partnership by transforming the teaming agreement into a 50/50 joint venture company. The two parties have agreed to transfer their existing Dubai flight training asset to the company, be entitled to equal profits, losses and dividends of the business and will share equally in managing the operating, financing and investing activities of ECFT. The joint venture will provide training for airline and business aircraft pilots for specific types of aircraft, training for aircraft maintenance personnel for particular aircraft and maintenance services for training devices.

NOTES

9 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

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M A N A G E M E N T ’ S D I S C U S S I O N A N D A N A L Y S I S

9 CHANGE IN ACCOUNTING STANDARDS

This quarter, we adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian generally accepted accounting principles (GAAP) for interim financial statements ending on or after December 31, 2006. This abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract requires retroactive restatement of prior periods.

     The impact, in these interim financial statements, of adopting EIC-162 is an increase to contributed surplus by $0.2 million on April 1, 2005 and a decrease to contributed surplus by $0.2 million on April 1, 2006. Also, the adoption of the abstract resulted in a cumulative charge of $1.6 million to retained earnings on April 1, 2005 and $2.9 million on April 1, 2006. In addition, we were impacted by a $0.1 million increase to the stock-based compensation expense for the three-month period ended December 31, 2006 ($0.4 million for the three-month period ended December 31, 2005). For the nine months ended December 31, 2006, the stock-based compensation expense increased by $0.5 million ($1.8 million for the nine months ended December 31, 2005).

     This standard had no impact on the basic and diluted earnings per share for the three month and nine month periods ending December 31, 2006 and December 31, 2005, respectively.

10 SYSTEMS, PROCEDURES AND CONTROLS

As part of our restructuring plan, we are implementing an ERP system to improve transparency, accountability and information flow. The project has three major phases with implementation taking place globally over three to five years.

     The first phase consisted of implementing a new ERP system for most of the TS/C sites. This was completed on August 21, 2006.

We are now preparing a detailed plan for the second phase that will incorporate learning from phase I.

C A E 2 0 0 7 Q 3 R E P O R T __ 2 7

C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S
CONSOLIDATED BALANCE SHEETS
(Unaudited)	As at	As at
(amounts in millions of Canadian dollars)	December 31, 2006	March 31, 2006

		(Restated)
		(Note 1)
Assets
Current assets
Cash and cash equivalents	$112.9	$81.1
Accounts receivable	328.7	260.3
Inventories	85.1	93.2
Prepaid expenses	25.2	25.2
Income taxes recoverable	68.4	75.7
Future income taxes	5.9	5.7

	626.2	541.2
Property, plant and equipment, net	980.8	839.3
Future income taxes	61.4	78.2
Intangible assets	26.5	23.3
Goodwill	97.6	92.0
Other assets	125.0	136.2
Long-term assets held for sale (Note 4)	2.0	5.9

	$1,919.5	$1,716.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$386.0	$373.7
Deposits on contracts	173.0	146.4
Current portion of long-term debt	38.6	10.4
Future income taxes	16.4	14.5

	614.0	545.0
Long-term debt	262.0	260.9
Deferred gains and other long-term liabilities	230.5	211.2
Future income taxes	20.1	26.8

	1,126.6	1,043.9

Shareholders’ Equity
Capital stock (Note 6)	395.0	389.0
Contributed surplus	5.5	5.6
Retained earnings	478.4	392.8
Cumulative translation adjustment	(86.0)	(115.2)

	792.9	672.2

	$1,919.5	$1,716.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

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C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

CONSOLIDATED STATEMENTS OF EARNINGS
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

		(Restated)	(Restated)	(Restated)
		(Note 1)	(Note 1)	(Note 1)
Revenue	$331.2	$276.6	$913.4	$822.9

Earnings before interest and income taxes (Note 11)	$44.2	$32.3	$136.1	$94.9
Interest expense, net (Note 5)	2.9	6.1	7.1	15.3

Earnings before income taxes	$41.3	$26.2	$129.0	$79.6
Income tax expense	11.6	8.9	35.0	24.6

Earnings from continuing operations	$29.7	$17.3	$94.0	$55.0
Results of discontinued operations (Note 4)	–	0.1	(0.9)	(0.6)

Net earnings	$29.7	$17.4	$93.1	$54.4

Basic and diluted earnings per share from continuing operations	$0.12	$0.07	$0.37	$0.22

Basic and diluted earnings per share	$0.12	$0.07	$0.37	$0.22

Weighted average number of shares outstanding (Basic)	251.2	250.2	251.0	249.6

The accompanying notes form an integral part of these Consolidated Financial Statements.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)	Three months ended		Nine months ended
Restated (Note 1)		December 31		December 31
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings at beginning of period as previously reported	$454.3	$373.7	$395.7	$340.8
Adjustment for change in accounting policy (Note 1)	(3.1)	(2.5)	(2.9)	(1.6)

Retained earnings at beginning of period as restated	$451.2	$371.2	$392.8	$339.2
Net earnings	29.7	17.4	93.1	54.4
Dividends	(2.5)	(2.5)	(7.5)	(7.5)

Retained earnings at end of period	$478.4	$386.1	$478.4	$386.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

C A E 2 0 0 7 Q 3 R E P O R T __ 2 9

C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S
CONSOLIDATED STATEMENTS OF CASH FLOW
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2006	2005	2006	2005

		(Restated)	(Restated)	(Restated)
		(Note 1)	(Note 1)	(Note 1)
Operating activities
Net earnings	$29.7	$17.4	$93.1	$54.4
Results of discontinued operations (Note 4)	–	(0.1)	0.9	0.6

Earnings from continuing operations	29.7	17.3	94.0	55.0
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	14.3	13.8	40.4	39.8
Amortization of deferred financing costs	0.2	0.2	0.6	1.9
Amortization of intangible and other assets	3.4	4.4	10.6	15.2
Future income taxes	(1.2)	2.8	11.4	(2.4)
Investment tax credits	9.6	(3.0)	5.5	(5.7)
Stock-based compensation plans	5.6	2.5	12.1	7.8
Other	(1.8)	(3.1)	3.9	(0.3)
Changes in non-cash working capital (Note 9)	18.9	55.9	(24.2)	55.1

Net cash provided by continuing operating activities	78.7	90.8	154.3	166.4
Net cash provided by discontinued operating activities	–	–	–	2.1

Net cash provided by operating activities	78.7	90.8	154.3	168.5

Investing activities
Business acquisitions (net of cash and cash equivalents
acquired) (Note 2, 9)	(4.9)	–	(4.9)	2.6
Proceeds from disposal of discontinued operations (Note 9)	–	–	(6.6)	(4.9)
Capital expenditures	(42.7)	(45.6)	(124.3)	(87.8)
Deferred development costs	(0.1)	(0.4)	(0.3)	(0.4)
Deferred pre-operating costs	(2.6)	(0.1)	(2.7)	(0.4)
Other	(3.8)	(5.1)	(4.6)	(17.2)

Net cash used in continuing investing activities	(54.1)	(51.2)	(143.4)	(108.1)
Net cash used in discontinued investing activities	–	–	–	(2.3)

Net cash used in investing activities	(54.1)	(51.2)	(143.4)	(110.4)

Financing activities
Net borrowing under revolving unsecured credit facilities	(30.0)	(13.6)	–	(9.7)
Proceeds from long-term debt	18.0	4.6	42.5	25.8
Reimbursement of long-term debt	(14.2)	(33.2)	(21.8)	(61.9)
Dividends paid	(2.4)	(2.4)	(7.3)	(7.2)
Common stock issuance	0.9	1.2	3.6	6.2
Other	(1.6)	2.8	(1.0)	1.8

Net cash (used in) provided by continuing financing activities	(29.3)	(40.6)	16.0	(45.0)
Net cash provided by discontinued financing activities	–	–	–	1.2

Net cash (used in) provided by financing activities	(29.3)	(40.6)	16.0	(43.8)

Effect of foreign exchange rate changes
on cash and cash equivalents	6.8	(2.1)	4.9	(9.1)

Net increase (decrease) in cash and cash equivalents	2.1	(3.1)	31.8	5.2
Cash and cash equivalents at beginning of period	110.8	69.8	81.1	61.5

Cash and cash equivalents at end of period	$112.9	$66.7	$112.9	$66.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

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N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATION

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, flying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems.

(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications.

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services.

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles (GAAP) in Canada as defined by the Canadian Institute of Chartered Accountants (CICA).

     These consolidated financial statements comply with generally accepted accounting principles applicable to interim financial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2006. These consolidated statements do not include all of the disclosures applicable to annual consolidated financial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated financial statements for the year ended March 31, 2006 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While CAE management (Management) believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current presentation.

     Except where otherwise noted, all amounts in these consolidated financial statements are expressed in Canadian dollars.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

C A E 2 0 0 7 Q 3 R E P O R T __ 3 1

N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

     The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true –slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the first and fourth quarters of the fiscal year and lower demand during the second and third quarters.

     Order intake for the Simulation Products/Military segment has historically not shown any noticeable degree of cyclicality or seasonality in the course of providing solutions for government customers. However, the Training & Services/Military segment’s order intake is typically higher in the second half of the year when most service contracts are renewed.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period. On an ongoing basis, Management reviews its estimates, particularly as they relate to accounting on long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets and goodwill, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All significant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises significant influence are accounted for using the equity method and portfolio investments are accounted for using the cost method.

CHANGE IN ACCOUNTING POLICY

Emerging Issues Committee (EIC)-162: Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date

During the quarter, the Company adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense must be recognized at that date. The abstract requires retroactive restatement of prior periods.

     The impact, in these interim financial statements, of adopting EIC-162 is an increase to contributed surplus by $0.2 million on April 1, 2005 and a decrease to contributed surplus by $0.2 million on April 1, 2006. Also, the adoption of the abstract resulted in a cumulative charge of $1.6 million to retained earnings on April 1, 2005 and $2.9 million on April 1, 2006. In addition, the Company was impacted by a $0.1 million increase to the stock-based compensation expense for the three-month period ended December 31, 2006.

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NOTE 1 NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

($0.4 million for the three-month period ended December 31, 2005). For the nine-months ended December 31, 2006, stock-based compensation expense increased by $0.5 million ($1.8 million for the nine months ended December 31, 2005).

     This standard has no impact on the basic and diluted earnings per share for the three-month and nine-month periods ending December 31, 2006 and December 31, 2005, respectively.

NOTE 2 BUSINESS ACQUISITIONS

KESEM INTERNATIONAL PTY LTD

On December 22, 2006, the Company acquired all the issued and outstanding shares of KESEM International Pty Ltd. (KESEM), which offers a range of professional services to support design, analysis and experimentation in the defence and homeland security markets. Total consideration for this acquisition, excluding acquisition costs of $0.3 million, amounted to AUD$5.0 million ($4.6 million) payable in cash in four instalments as follows:

(i)	AUD$3.5 million ($3.1 million) at closing date

(ii)	AUD$0.5 million ($0.5 million) in the fourth quarter of fiscal 2007 (no later than 90 days after the closing date)

(iii)	AUD$0.5 million ($0.5 million) in the fourth quarter of fiscal 2008

(iv)	AUD$0.5 million ($0.5 million) in the second quarter of fiscal 2009.

     As per the purchase agreement, the parties agreed that $1.5 million of the purchase price, paid by CAE on the acquisition date along with the first instalment, shall be held in a trust account until the respective instalment date. Other than the first instalment, these instalments are subject to adjustments based on distributable working capital, on the level of revenue for the period ending June 2007 and on the value of awarded contracts for the period ending December 2007. Any changes in the total consideration will be accounted for as a change in goodwill.

The preliminary fair value of net assets acquired are summarized as follows:

(Unaudited)	As at December 31
(amounts in millions)	2006

Current assets	$0.8
Current liabilities	(0.5)
Intangible assets
Trade names	0.1
Technology	0.1
Customer relations	0.5
Goodwill	4.1
Future income taxes liabilities	(0.2)

Fair value of net assets acquired and total cash consideration	$4.9

     The acquisition was accounted for under the purchase method and the operating results have been included from its acquisition date.

     The allocation of the purchase price is based on Management’s best estimate of the fair value of assets and liabilities. Allocation involves a number of estimates as well as the gathering of information over a number of months. The allocation of the purchase price is preliminary and is expected to be completed in the near future.

The net assets of KESEM, excluding income taxes, are included in the Training & Services/Military segment.

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NOTE 3 INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheet as at December 31, 2006 and consolidated statements of earnings and cash flows for the three months ended and nine months ended December 31, 2006 include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, Helicopter Flight Training Services GmbH – 25%, and since October 4, 2006, the Emirates-CAE Flight Training center – 50%.

     The Company is currently in discussions with its co-shareholder in the Emirates-CAE Flight Training center to conclude the adjustments to working capital provisions of the joint venture agreement. The results of these adjustments may affect the impact of the assets and liabilities of the joint venture company on the Company’s consolidated balance sheets.

     The Company’s consolidated balance sheet as at March 31, 2006 and consolidated statements of earnings and cash flows for the three months ended and nine months ended December 31, 2005 include, on a proportionate consolidation basis, only the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited – 49%, Helicopter Training Media International GmbH – 50%, and Helicopter Flight Training Services GmbH – 25%.

     Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2006	2006

Assets
Current assets			$24.9	$22.0
Property, plant and equipment and other non-current assets			156.7	42.7
Liabilities
Current liabilities			$19.0	$10.9
Long-term debt (including current portion)			54.6	26.2

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Earnings
Revenue	$13.5	$5.4	$47.4	$33.0
Net earnings	1.3	1.2	5.2	3.0
Segmented operating income:
Simulation Products/Military	0.3	(0.2)	1.5	(0.2)
Training and Services/Civil	1.8	1.3	4.8	3.7
Training and Services/Military	(0.1)	0.1	(0.1)	(0.3)

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Cash flows from (used in)
Operating activities	$10.1	$8.4	$10.2	$10.2
Investing activities	(6.7)	(12.2)	(35.0)	(27.4)
Financing activities	7.3	0.5	24.5	20.7

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NOTE 4 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

CLEANING TECHNOLOGIES

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million of secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

     During the third quarter of fiscal 2006, the Company and Cold Jet Inc. concluded an agreement to settle, for an amount of $0.3 million (net of tax expense of $0.1 million), the future consideration and cancel the outstanding obligations of the Company as part of the sale of its Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc.

FORESTRY SYSTEMS

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

     On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for a three-year period to August 2005. In November 2005, the Company received a notice from the buyers saying that the targeted level of operating performance that would trigger the payment had not been achieved. CAE completed a review of the buyers’ books and records and instituted legal proceedings to collect the payment that it believes is owed to the Company. As at December 31, 2005, the Company incurred $0.2 million (net of tax recovery of $0.1 million) of fees in connection with the evaluation and litigation exercise. This dispute has currently been referred to arbitration and is in the discovery of evidence phase.

MARINE CONTROLS

On February 3, 2005, the Company completed, with L-3 Communications Corporation (L-3), the sale of the substantial components of its Marine Controls segment for a cash consideration of $238.6 million. This amount was subject to the approval by L-3 of the net working capital of the Marine Controls segment. The parties have completed the discussions regarding the net working capital in the second quarter of fiscal 2007 and L-3 was paid for the difference in the net working capital. Furthermore, the Company received from this buyer notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA), including in respect of allegations that the Company was in breach of certain representations and warranties in the SPA. At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

ASSETS HELD FOR SALE

During the second quarter of fiscal 2007, the Company sold for $3.6 million a portion of the aggregate land and building, which was previously reported as being held for sale. As a result of this transaction, the Company recorded a loss on the sale of $0.2 million (net of tax recovery of $0.1 million).

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NOTE 4 DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (CONT’D)

     As at December 31, 2006, a long-term asset held for sale is expected to be disposed of and consists of a building related to the Training & Services/Civil segment and amounts to $2.0 million (March 31, 2006 –land and building amounting to $5.9 million).

Summarized financial information for discontinued operations are as follows:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Net loss from Marine Controls,
Net of tax recovery of Nil for the quarter and
$0.2 YTD (2005; - Nil)	$ –	$–	$(1.0)	$(0.7)
Net earnings from Cleaning Technologies and
other discontinued operations,
Net of tax expense (recovery) of Nil for the quarter and
$(0.1) YTD (2005; quarter - $0.1; YTD - $0.1)	–	0.3	0.1	0.3
Net earnings from Forestry Systems,
Net of tax expense (recovery) of Nil for the quarter and
$0.1 YTD (2005; quarter - $(0.1); YTD - $(0.1))	–	(0.2)	0.2	(0.2)
Net loss from long-term assets held for sale,
Net of tax recovery of Nil for the quarter and
$0.1 YTD (2005; - Nil)	–	–	(0.2)	–

Net earnings (loss) from discontinued operations	$ –	$0.1	$(0.9)	$(0.6)

NOTE 5 INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Long-term debt interest expense	$4.7	$7.6	$13.1	$17.9
Amortization of deferred financing costs and other	0.6	0.5	1.7	3.3
Interest capitalized	(1.1)	(0.8)	(3.3)	(2.6)

Interest on long-term debt	$4.2	$7.3	$11.5	$18.6

Interest income	$(0.9)	$(1.4)	$(4.0)	$(3.1)
Other interest expense (income), net	(0.4)	0.2	(0.4)	(0.2)

Other interest income, net	$(1.3)	$(1.2)	$(4.4)	$(3.3)

Interest expense, net	$2.9	$6.1	$7.1	$15.3

     The Company’s year-to-date interest income is a result of interest revenue due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007 and to advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train UK Ministry of Defence pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS.

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NOTE 6 CAPITAL STOCK
	Nine months ended		Twelve months ended
	December 31, 2006			March 31, 2006
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of shares	Value	of shares	Value

Balance at beginning of period	250,702,430	$389.0	248,070,329	$373.8
Shares issued (a)	-	-	1,091,564	6.9
Stock options exercised	624,270	3.6	1,497,540	8.0
Transfer of contributed surplus upon exercise of stock options	-	2.2	-	-
Stock dividends	16,310	0.2	42,997	0.3

Balance at end of period	251,343,010	$395.0	250,702,430	$389.0

(a)	On May 20, 2005, the Company issued 1,000,000 common shares at a price of $6.13 per share for the acquisition of Terrain Experts, Inc.

On November 30, 2005, the Company issued 91,564 common shares at a price of $8.07 per share for the second payment of the original purchase price, already accounted for in the purchase price allocation of Greenley & Associates Inc.

NOTE 7 GOVERNMENT COST SHARING

PROJECT PHOENIX

During fiscal 2006, the Company announced a plan to invest $630 million in Project Phoenix, an R&D program that will span the next six years. In the same year, the Government of Canada and the Company signed an agreement for a contribution of approximately 30% ($189 million) of the value of CAE's R&D program. The Government of Canada support will reduce by approximately 25% the amount of income tax credit otherwise available. This agreement is included in the Technology Partnerships Canada (TPC) program created by Industry Canada to invest strategically in research and development, to encourage private sector investment, and to increase technological capabilities in the Canadian industry. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier, should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached.

     During the second quarter of fiscal 2007, the Company signed an agreement with the Government of Québec, which will participate in Project Phoenix. The Québec government’s support will take the form of a $31.5 million contribution over six years, repayable by royalties. Investissement Québec handles the contribution. The contribution will be repayable, based on consolidated revenues, starting in fiscal 2012 and ending in fiscal 2030, or earlier should a predetermined royalty level, which exceeds the amount of maximum contributions, be reached. The government contribution recognized by the Company in its second quarter of fiscal 2007, related to this agreement signed with the Government, is based on costs incurred starting in June 2005.

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NOTE 7 GOVERNMENT COST SHARING (CONT’D)

The following tables provide information regarding contributions recognized and amounts not yet received for the aggregate project, which was only applicable and accounted for starting the third quarter of fiscal 2006:

(Unaudited)	Three months ended	Nine months ended	Twelve months ended
(amounts in millions)	December 31, 2006	December 31, 2006	March 31, 2006

Outstanding contribution receivable,
beginning of period	$20.0	$10.0	$–
Contributions
Amount credited to income	14.2	33.9	13.5
Amount credited to capitalized costs	1.5	5.2	3.8
Payments received	(19.0)	(32.4)	(7.3)

Outstanding contribution receivable, end of period	$16.7	$16.7	$10.0

     There were no royalty expenditures for this program in the third quarter of fiscal 2007 and for the nine months ended December 31, 2006 (nil – for the three and nine months ended December 31, 2005).

PREVIOUS PROGRAMS

The Company had also signed previous R&D agreements with the Government of Canada, in order to share in a portion of specific costs incurred by the Company on previous R&D programs. The initiative was intended to broaden the Company's technological capabilities in flight simulation systems, by developing components that will lower the cost and weight of flight simulators and technologies to reduce the cost of initial training. These programs are repayable in the form of royalties to March 2011 and March 2013, based on future sales for civil and military programs respectively.

     With regards to the previous programs, there were no amounts of contributions recognized in the third quarter of fiscal 2007 and for the nine months ended December 31, 2006. With regards to the three months ended December 31, 2005, the aggregate amount of contributions recognized amounted to $1.9 million, which was entirely recorded as a reduction of costs. In addition, for the nine months ended December 31, 2005, the aggregate amount of contributions recognized amounted to $7.5 million, which was entirely recorded as a reduction of costs.

     Of the $7.5 million contributions recognized during fiscal 2006, $1.2 million was receivable as at March 31, 2006.

     In the third quarter of fiscal 2007, royalty expenditures in the amount of $2.0 million (three months ended December 31, 2005 – $2.2 million) were incurred for the previous programs. For the nine months ended December 31, 2006, royalty expenditures in the amount of $5.5 million were incurred ($5.2 million – for the nine months ended December 31, 2005) for the previous programs.

AGGREGATE INFORMATION ABOUT PROGRAMS

As at December 31, 2006, the Company had a liability of $19.5 million (March 31, 2006 – $18.9 million) related to future repayments in respect of the aggregate R&D programs.

     With regards to the three months ended December 31, 2006, the amounts of R&D expenditures aggregated to $24.3 million ($22.1 million – three months ended December 31, 2005), of which $0.1 million represented development costs that qualified for a deferral pursuant to CICA requirements ($0.4 million –three months ended December 31, 2005). For the nine months ended December 31, 2006, the amounts of R&D expenditures aggregated to $65.1 million ($56.6 million – nine months ended December 31, 2005), $0.3 million of which represented development costs that qualified for a deferral pursuant to CICA requirements ($0.4 million – nine months ended December 31, 2005).

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NOTE 8 EMPLOYEE FUTURE BENEFITS

The total benefit cost in the registered plans for the periods ended December 31 includes the following components:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Current service cost	$2.1	$1.3	$6.2	$3.9
Interest cost on projected pension obligations	2.8	2.6	8.4	7.9
Expected return on plan assets	(2.8)	(2.1)	(8.2)	(6.3)
Amortization of net actuarial loss	0.6	0.5	1.6	1.5
Amortization of past service costs	0.1	0.1	0.4	0.3

Net pension expense	$2.8	$2.4	$8.4	$7.3

NOTE 9 SUPPLEMENTARY INFORMATION
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Cash provided by (used in) non-cash working capital:
Accounts receivable	$0.4	$8.1	$(60.6)	$(4.7)
Inventories	10.5	5.4	13.6	(20.7)
Prepaid expenses	3.1	8.5	1.1	5.3
Income taxes recoverable	5.2	6.2	–	(4.0)
Accounts payable and accrued liabilities	7.7	20.4	6.2	21.8
Deposits on contracts	(8.0)	7.3	15.5	57.4

Changes in non-cash working capital	$18.9	$55.9	$(24.2)	$55.1

Supplemental cash flow disclosure:
Interest paid	$8.4	$4.5	$14.8	$17.7
Income taxes paid, net	$(4.4)	$4.3	$2.3	$9.5

Supplemental statements of earnings disclosure:
Foreign exchange gain	$(1.5)	$(0.2)	$(3.5)	$(8.1)

BUSINESS ACQUISITION

For the nine months ended December 31, 2005, the net cash inflows of $2.6 million regarding business acquisitions, as reported in the Consolidated Statements of Cash Flows, are composed of the total cash consideration paid by the Company related to the acquisition of Terrain Experts Inc. (TERREX), during the first quarter of fiscal 2006, net of TERREX’s cash position at acquisition.

PROCEEDS FROM DISPOSAL OF DISCONTINUED OPERATIONS

For the nine months ended December 31, 2006, the net cash outflows regarding the proceeds from disposal of discontinued operations as reported in the Consolidated Statements of Cash Flows, are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustment of the Marine Controls segment, offset, in part, by a cash receipt of $3.6 million from the sale of a portion of the aggregate land and building, which was previously classified as being held for sale.

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NOTE 10 RESTRUCTURING CHARGE

During the fourth quarter of 2005, following a comprehensive review of current performance and the strategic orientation of its operations, the Company announced a broad Restructuring Plan aimed at the elimination of existing duplications between the Civil and Military segments and the achievement of a more competitive cost structure. The plan, which included a workforce reduction of approximately 450 employees and the closing of redundant facilities, has a significant effect on the Company's operations in Montreal and around the world, including some European and US training centres. Since fiscal 2005, cumulative restructuring charges of $46.1 million, consisting mainly of employee termination costs and other related costs, and including additional expenses of $2.3 million incurred during the third quarter of fiscal 2007, have been recorded in the Company’s results.

The summary of the provision is as follows:

	Employee
(Unaudited)	Termination
(amounts in millions)	Costs	Other Costs	Total

Balance of provision as at March 31, 2006	$12.0	$0.6	$12.6
Costs charged to expenses	(0.2)	2.9	2.7
Payments made	(6.0)	(3.0)	(9.0)
Foreign exchange	0.4	–	0.4

Balance of provision as at December 31, 2006	$6.2	$0.5	$6.7

NOTE 11 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

RESULTS BY SEGMENT

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s consolidated financial statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

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NOTE 11 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

(Unaudited)
Three months ended December 31
(amounts in millions)	Simulation Products		Training & Services			Total

	2006	2005	2006	2005	2006	2005

		(Restated)		(Restated)		(Restated)
		(Note 1)		(Note 1)		(Note 1)
Civil
External revenue	$92.1	$63.0	$83.1	$78.0	$175.2	$141.0
Segment Operating Income	15.5	10.3	13.5	14.1	29.0	24.4
Depreciation and amortization
• Property, plant and equipment	1.5	1.4	10.1	9.9	11.6	11.3
• Intangible and other assets	0.8	0.3	1.7	1.9	2.5	2.2
Capital expenditures	0.9	2.0	32.5	41.0	33.4	43.0

Military
External revenue	$105.2	$82.8	$50.8	$52.8	$156.0	$135.6
Segment Operating Income	11.2	6.2	6.8	8.4	18.0	14.6
Depreciation and amortization
• Property, plant and equipment	1.6	1.5	1.1	1.0	2.7	2.5
• Intangible and other assets	0.3	1.6	0.6	0.6	0.9	2.2
Capital expenditures	1.5	1.1	7.8	1.5	9.3	2.6

Total
External revenue	$197.3	$145.8	$133.9	$130.8	$331.2	$276.6
Segment Operating Income	26.7	16.5	20.3	22.5	47.0	39.0
Depreciation and amortization
• Property, plant and equipment	3.1	2.9	11.2	10.9	14.3	13.8
• Intangible and other assets	1.1	1.9	2.3	2.5	3.4	4.4
Capital expenditures	2.4	3.1	40.3	42.5	42.7	45.6

(Unaudited)
Nine months ended December 31
(amounts in millions)	Simulation Products		Training & Services			Total

	2006	2005	2006	2005	2006	2005

	(Restated) (Restated)		(Restated) (Restated)		(Restated) (Restated)
	(Note 1)	(Note 1)	(Note 1)	(Note 1)	(Note 1)	(Note 1)
Civil
External revenue	$250.5	$179.0	$245.2	$241.2	$495.7	$420.2
Segment Operating Income	45.1	20.6	43.0	42.2	88.1	62.8
Depreciation and amortization
• Property, plant and equipment	4.2	4.1	28.4	27.9	32.6	32.0
• Intangible and other assets	2.3	5.0	4.7	4.7	7.0	9.7
Capital expenditures	12.6	3.2	80.4	66.2	93.0	69.4

Military
External revenue	$265.3	$249.9	$152.4	$152.8	$417.7	$402.7
Segment Operating Income	29.6	20.2	27.6	15.5	57.2	35.7
Depreciation and amortization
• Property, plant and equipment	4.7	4.6	3.1	3.2	7.8	7.8
• Intangible and other assets	1.7	3.3	1.9	2.2	3.6	5.5
Capital expenditures	3.7	3.0	27.6	15.4	31.3	18.4

Total
External revenue	$515.8	$428.9	$397.6	$394.0	$913.4	$822.9
Segment Operating Income	74.7	40.8	70.6	57.7	145.3	98.5
Depreciation and amortization
• Property, plant and equipment	8.9	8.7	31.5	31.1	40.4	39.8
• Intangible and other assets	4.0	8.3	6.6	6.9	10.6	15.2
Capital expenditures	16.3	6.2	108.0	81.6	124.3	87.8

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N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTE 11 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

CONSOLIDATED EARNINGS BEFORE INTEREST AND INCOME TAXES

The following table provides reconciliation between total segment operating income and earnings before interest and income taxes:

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

		(Restated)	(Restated)	(Restated)
		(Note 1)	(Note 1)	(Note 1)
Total Segment Operating Income	$47.0	$39.0	$145.3	$98.5
Foreign exchange (loss) gain on the reduction of
the investment in certain self-sustaining subsidiaries (a)	–	(0.7)	–	5.3
Restructuring charge (Note 10)	(2.3)	(2.6)	(2.7)	(5.1)
Other costs associated with the restructuring plan (b)	(0.5)	(3.4)	(6.5)	(3.8)

Earnings before interest and income taxes	$44.2	$32.3	$136.1	$94.9

(a)	During the first quarter and third quarter of fiscal 2006, the Company reduced the capitalization of certain of its self-sustaining subsidiaries. Accordingly, the corresponding amount of foreign exchange accumulated in the cumulative translation adjustment account was transferred to the Consolidated Statements of Earnings.

(b)	Since the beginning of fiscal year 2006, the Company has also incurred costs related to its Restructuring Plan which are included in consolidated earnings according to GAAP. These costs are not included in the Segment Operating Income. A significant portion relates to the re-engineering of the Company’s business processes from which a portion is associated with the deployment of the ERP system (excluding the portion capitalized). The Company also incurred costs related to the review of its strategy and other costs associated with its restructuring activities.

ASSETS EMPLOYED BY SEGMENT

The Company uses assets employed to assess resources allocated to each segment. Assets employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets. Assets employed exclude cash, income taxes accounts, assets held for sale and assets of certain non-operating subsidiaries.

(Unaudited)	As at December 31	As at March 31
(amounts in millions)	2006	2006

Simulation Products/Civil	$190.2	$163.5
Simulation Products/Military	237.7	225.2
Training & Services/Civil	963.2	833.8
Training & Services/Military	203.4	166.7

Total assets employed	$1,594.5	$1,389.2

Assets not included in assets employed	325.0	326.9

Total assets	$1,919.5	$1,716.1

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N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

NOTE 11 OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

GEOGRAPHIC INFORMATION

The Company operates in 19 countries around the world. Sales are attributed to countries based on the location of customers.

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions)	2006	2005	2006	2005

Revenue from external customers
Canada	$42.9	$15.1	$103.0	$60.7
United States	100.1	92.6	276.8	291.8
United Kingdom	29.5	20.2	72.8	64.2
Germany	44.6	42.4	119.4	115.0
Netherlands	19.8	26.5	70.7	82.3
Other European countries	49.0	13.3	92.9	40.3
Asia and Middle Eastern countries	22.7	51.6	116.0	121.2
Other countries	22.6	14.9	61.8	47.4

	$331.2	$276.6	$913.4	$822.9

(Unaudited)		As at December 31		As at March 31
(amounts in millions)			2006	2006

Property, plant and equipment, goodwill and intangible assets
Canada			$140.6	$250.6
United States			344.9	300.9
United Kingdom			136.7	77.3
Spain			90.2	84.2
Germany			53.4	30.1
Netherlands			137.5	113.1
Other European countries			63.9	66.2
Asia and Middle Eastern countries			115.5	24.3
Other countries			22.2	7.9

			$1,104.9	$954.6

C A E 2 0 0 7 Q 3 R E P O R T __ 4 3